Exhibit 99.45

Volaris reports August 2020 traffic results:

leading the Mexican aviation market

Mexico City, Mexico. September 3, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports August 2020 preliminary traffic results.

Volaris leads the recovery in air travel in Mexico with a solid month-on-month capacity improvement, driven by resilient VFR (Visiting Friends and Relatives) traffic and a large bus switching target market. In August 2020, capacity measured by ASMs (Available Seat Miles) was 78.6% compared to the same month of last year, an increase of 21.8% versus July 2020. Demand measured by RPMs (Revenue Passenger Miles) was 68.4% of last year’s. This represents an increase of 20.8% versus the previous month. Volaris transported a total of 1.2 million passengers during the month of August 2020, which represents 64.9% of August 2019 and an increase of 21.6% versus July 2020. Booked load factor for August 2020 was 72.6%, a decrease of 10.9 pp year over year, explained by a significant ramp-up in capacity in the US. Flown load factor in August was closer to booked load factor, with no shows returning to more normal levels.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commenting on the traffic results for August 2020, said: “Volaris is leading Mexico’s aviation market recovery and supporting domestic tourism. During August, Volaris served 62 airports and 141 routes -covering 95% of airports and 75% of routes operated prior to the COVID-19 pandemic. While the domestic market capacity is shrinking by around a third due to restructuring processes at other Mexican carriers, our ultra-low-cost business model has allowed us to ramp-up more quickly and strengthen our competitive position.”

In July, more than 45% of the passengers in the domestic market were carried by Volaris. For September 2020, Volaris plans to operate approximately 75% of its capacity, as measured by ASMs, versus the originally published schedule, in response to a gradual recovery in demand for its air transportation services.

The following table summarizes Volaris traffic results for the month and year to date.

	August 2020	July 2020	Variance	August 2019	Variance	August YTD 2020	August YTD 2019	Variance
RPMs (in millions, scheduled & charter)
Domestic	942	796	18.5%	1,253	(24.8%)	6,334	9,769	(35.2%)
International	284	219	29.3%	541	(47.5%)	2,211	4,083	(45.8%)
Total	1,226	1,015	20.8%	1,794	(31.6%)	8,545	13,852	(38.3%)
ASMs (in millions, scheduled & charter)
Domestic	1,280	1,127	13.6%	1,456	(12.1%)	7,862	11,147	(29.5%)
International	410	260	57.1%	694	(41.1%)	2,748	5,051	(45.6%)
Total	1,690	1,387	21.8%	2,150	(21.4%)	10,610	16,198	(34.5%)
Load Factor (in %, scheduled, RPMs/ASMs)
Domestic	73.6%	70.6%	3.0 pp	86.1%	(12.5) pp	80.6%	87.6%	(7.0) pp
International	69.2%	84.1%	(14.9) pp	77.9%	(8.7) pp	80.5%	80.9%	(0.4) pp
Total	72.6%	73.1%	(0.5) pp	83.4%	(10.8) pp	80.5%	85.6%	(5.1) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,025	853	20.1%	1,494	(31.4%)	7,085	11,633	(39.1%)
International	187	143	30.7%	374	(50.2%)	1,505	2,856	(47.3%)
Total	1,212	996	21.6%	1,868	(35.1%)	8,590	14,489	(40.7%)

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 142 and its fleet from four to 83 aircraft. Volaris offers more than 290 daily flight segments on routes that connect 41 cities in Mexico and 22 cities in the United States with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100